1875 K Street, N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

March 7, 2023

VIA EDGAR

David Orlic

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust. (the “Trust”)

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 2,594

Dear Mr. Orlic:

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 2,594 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 (“Securities Act”) on behalf of iShares Breakthrough Environmental Solutions ETF (the “Fund”), a series of the Trust.

The Securities and Exchange Commission (the “Commission”) staff (the “Staff”) provided comments to the Company on December 20, 2022. For your convenience, the Staff’s comments are summarized below, and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in the Fund’s Prospectus unless otherwise defined in this letter.

Comment 1: Please provide the Staff with a completed fee table and cost example for the Fund at least one week before effectiveness.

Response: As requested, the Trust has provided a completed fee table and cost example for the Fund at least one week before effectiveness.

Comment 2: On p. S-2, it states:

Certain exclusions (e.g. controversial and nuclear weapons or the production of tobacco products) are categorical and other exclusions are based on percentage of revenue or ownership thresholds.

Please make additional disclosure under Item 9 related to these exclusions.

BRUSSELS    CHICAGO    FRANKFURT     HOUSTON    LONDON    LOS ANGELES    MILAN

NEW YORK    PALO ALTO    PARIS    ROME    SAN FRANCISCO    WASHINGTON

Securities and Exchange Commission

March 7, 2023

Response: The Fund has included additional disclosure in its statutory prospectus addressing the above mentioned exclusions.

Comment 3: On p. S-2, there is a sentence that describes the controversy score of the United Nations Global Compact (“UNGC”).

Please make additional disclosure under Item 9 related to these UNGC controversy scores.

Response: The Fund has included additional disclosure in its statutory prospectus addressing the controversy scores discussed in the summary prospectus.

Comment 4: Please reorder the principal risks to prioritize the risks most likely to affect the Fund’s net asset value and total return. Thereafter, the risks may be ordered alphabetically. (Please see ADI 2019-08.)

Response: The Trust respectfully submits that the current order of the risk factors is appropriate, and that the risk factors accurately convey the Fund’s key risks. The Trust notes that the following disclosure is included in the sections titled “Summary of Principal Risks,” “A Further Discussion of Principal Risks” and “A Further Discussion of Other Risks”: “The order of the below risk factors does not indicate the significance of any particular risk factor.” The Trust continues to review internally how it orders risk disclosure in light of guidance from the Division of Investment Management and recent disclosure reform proposals.

Comment 5: Please describe whether the Underlying Index is concentrated and, if so, the relevant industry or group of industries.

Response: The Fund confirms that, to the extent that the Underlying Index is concentrated in an industry, the Fund has included appropriate disclosure on p S-4 of the Prospectus, with corresponding risk disclosure.

Comment 6: If the Underlying Index will have significant exposure to emerging and/or frontier markets, please add appropriate risk disclosure.

Response: The Fund notes it currently includes as a principal risk “Risk of Investing in Emerging Markets” in the summary and statutory prospectuses.

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Securities and Exchange Commission

March 7, 2023

Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Marisa Rolland

Adithya Attawar

Michael Gung

George Rafal

Luis Mora

Toree Ho

Hannah Fiest